Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges, and the amount of fixed charge deficiency, for the five fiscal years ended March 31, 2010, in accordance with U.S. GAAP.

	Fiscal year ended March 31,
	2006	2007	2008	2009	2010
	(Millions of yen)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥422,422	¥265,135	¥(75,327)	¥(774,731)	¥92,323
Add: Fixed charges	647,190	958,000	806,465	351,884	205,929
Distributed income of equity investees	2,900	3,093	10,035	7,307	4,827

Earnings as defined	¥1,072,512	¥1,226,228	¥741,173	¥(415,540)	¥303,079

Fixed charges(1)	¥647,190	¥958,000	¥806,465	¥351,884	¥205,929
Ratio of earnings to fixed charges(2)	1.7	1.3	–	–	1.5

(1)	Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is not significant.
(2)	The earnings for the fiscal years ended March 31, 2008 and 2009 were insufficient to cover fixed charges. The coverage deficiencies for fixed charges for the fiscal years ended March 31, 2008 and 2009 were ¥65,292 million ¥767,424 million, respectively.